Exhibit 99.1

Clearmind Medicine Reports Positive Retention Results for Intranasal Formulation of its Psychedelic-Based Neuroplastogen MEAI

Vancouver, Canada, July 16, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), a clinical-stage biotechnology company pioneering non-hallucinogenic neuroplastogen-derived treatments for Alcohol Use Disorder (AUD), addiction, and weight management, announced today compelling ex vivo mucoadhesion results for its intranasal formulation of MEAI (5-Methoxy-2-aminoindane). Leveraging a nasal drug-delivery system, the new formulation demonstrated markedly improved nasal residence characteristics compared with a standard MEAI solution.

Enhanced nasal retention is a critical step toward maximizing MEAI absorption and therapeutic potential. These results reinforce Clearmind’s strategy of developing differentiated, next-generation treatments for AUD and other high-need indications.

The study forms a core component of Clearmind’s intranasal MEAI development program, designed to overcome the limitations of rapid mucociliary clearance and deliver more consistent, effective dosing.

The study was conducted as part of Clearmind’s development program focused on the development of an intranasal formulation of MEAI for the treatment of AUD. A key objective of the program is to improve the residence time of MEAI within the nasal cavity, potentially increasing the opportunity for absorption before mucociliary clearance removes the formulation from the nasal surface.

Ex Vivo Nasal Residence Time Evaluation

The ex vivo mucoadhesion study was designed to evaluate the ability of its intranasal MEAI formulation to remain associated with nasal tissue over time compared with a non-mucoadhesive MEAI solution. Using freshly isolated rabbit nasal mucosa, both formulations were applied to the tissue surface and allowed to interact with the mucosa before exposure to a simulated nasal electrolyte solution. The amount of formulation retained on the tissue was measured over a 30-minute period to generate comparative residence time profiles.

The intranasal MEAI formulation consistently maintained a greater proportion of its initially adhered dose throughout the entire evaluation period, demonstrating a clear retention advantage over the reference solution.

These results highlight the contribution of the mucoadhesive polymer system incorporated into the intranasal MEAI formulation and provide further validation of Clearmind’s nasal drug-delivery platform, which is engineered to increase formulation residence at mucosal surfaces and enhance overall delivery performance.

Extended residence time within the nasal cavity is widely recognized as a key factor in effective intranasal drug administration, as prolonged contact with the nasal mucosa increases the opportunity for absorption and may improve therapeutic efficiency. The observed retention profile suggests that Clearmind’s intranasal MEAI formulation may offer meaningful advantages over conventional non-mucoadhesive approaches.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential of MEAI, the ability to improve the residence time of MEAI within the nasal cavity, potentially increasing the opportunity for absorption, the company’s intention to seek additional patents for its compounds whenever warranted and that it will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.